1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

Ms. Mary Ann Dippleower
U.S. Securities and Exchange Commission
 Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

February 15, 2017

Re:	Registration Statement on Form N-14 (File No. 333-215304)

Ladies and Gentlemen,

We are submitting this correspondence on behalf of our client, Stadion Investment Trust (the “Trust”). Ms. Mary Ann Dippleower and Mr. Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) initially provided comments on January 18, 2017 and January 11, 2017, respectively, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-14 under the Securities Act of 1933 (the “Securities Act”), filed electronically with the Commission on December 23, 2016, regarding the proposed acquisition by the Stadion Tactical Defensive Fund (the “Survivor Fund”) of substantially all of the assets and liabilities of the Stadion Managed Risk 100 (the “Target Fund”) in exchange for shares of the Survivor Fund, pursuant to an Agreement and Plan of Reorganization and Termination (the “Reorganization”). Each of the Target Fund and Survivor Fund (each, a “Fund” and together the “Funds”), is a series of the Trust. The Trust responded to the Staff’s initial comments (“Initial Comments”) via EDGAR correspondence filed on February 3, 2017. Ms. Dippleower subsequently provided additional comments on February 14, 2017. The following are the Staff’s subsequent comments and the Trust’s response to each:

1.
In Comment #3 of the Initial Comments, you indicate that Other Expenses will be lowered for the Survivor Fund following the Reorganization. Please confirm that Other Expenses will be lowered as a result of economies of scale.

Response: The Trust’s confirms that the reduction in Other Expenses is a result of economies of scale following the Reorganization.

2.
Please further clarify your response to Comment #11 of the Initial Comments by adding further disclosure as to how buy/sell decisions are made by the Adviser on behalf of the Funds, or point to where such disclosure is included in the Combined Proxy/Prospectus.

Response: Information regarding how the Adviser makes buy/sell decisions on behalf of the Fund is set forth on pages 10 and 11 of the Combined Proxy/Prospectus.

3.
Please confirm that the Adviser, as investment adviser to the Survivor Fund following the Reorganization, will not seek to recoup expenses waived or reimbursed under any Adviser’s expense limitation agreement with the Target Fund.

Response: The Trust confirms that the Adviser, as investment adviser to the Survivor Fund following the Reorganization, will not seek to recoup expenses waived or reimbursed under any expense limitation agreement with the Target Fund.

* * * * * * *

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

Jeffrey T. Skinner

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